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                                                                       EXHIBIT 2

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                                     [LOGO]
                          North American PALLADIUM Ltd.


130 Adelaide St. West                             --------------------
Suite 2116                                            NEWS RELEASE
Toronto, ON                                       --------------------
M5H 3P5

Website: www.napalladium.com                         January 6, 2004

FOR IMMEDIATE RELEASE                                Trading Symbols:  TSX - PDL
---------------------                                                 AMEX - PAL


                NORTH AMERICAN PALLADIUM LTD. ANNOUNCES OPERATING
                       PERFORMANCE FOR FOURTH QUARTER 2003

During the fourth quarter of 2003, the Lac des Iles mill processed 1,500,684 tonnes of ore or an average of 16,312 tonnes per day with a palladium head grade of 2.60 grams per tonne, producing 94,114 ounces of palladium at a recovery rate of 75.1%. By-product metal production during the fourth quarter of 2003 included 7,354 ounces of platinum, 7,722 ounces of gold, 1,405,730 pounds of nickel and 2,294,259 pounds of copper. This compares to the third quarter of 2003 when the mill processed 1,307,822 tonnes of ore or 14,215 tonnes per day with a palladium grade of 2.47 grams per tonne, producing 76,729 ounces of palladium at a recovery rate of 74.0%.

In 2003, the mill processed 5,159,730 tonnes of ore or 14,136 tonnes per day with a palladium head grade of 2.31 grams per tonne, producing 288,703 ounces of palladium at a recovery rate of 75.5%. By-product metal production in 2003 included 23,742 ounces of platinum, 23,536 ounces of gold, 4,070,785 pounds of nickel and 7,142,674 pounds of copper. The final 2003 metal production quantities are subject to assay adjustments with the smelters.

The fourth quarter marked the second consecutive quarter the Company operated under normal conditions with the new primary crusher fully operational. This resulted in continued improvement in mill throughput and palladium production in the fourth quarter of 2003 with key operating rates in excess of budgeted levels. Metal production was higher than budget as a result of higher palladium head grades, improved mill availability and throughput. With continued mill circuit optimization, and normal availability in 2004, the mill is expected to operate at an average rate of 15,000 tonnes per day.

The following table outlines the operating results for the past six quarters:

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                                           2 0 0 2                              2 0 0 3
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                                       Q3           Q4          Q1           Q2             Q3            Q4
----------------------------------- --------     --------    --------     --------       --------      --------
Mill Throughput (tonnes per day)     13,161       12,667      13,292       12,692         14,215        16,312
----------------------------------- --------     --------    --------     --------       --------      --------
Palladium Recovery (%)                 71.9         74.0        76.9         76.6           74.0          75.1
----------------------------------- --------     --------    --------     --------       --------      --------
Mill Availability (%)                  92.6         87.5        92.7         84.4           92.6          94.8
----------------------------------- --------     --------    --------     --------       --------      --------
Palladium Production (ozs)           51,168       52,067      58,791       59,069         76,729        94,114
----------------------------------- --------     --------    --------     --------       --------      --------

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News Release, January 6, 2004        Page 1        North American Palladium Ltd.

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Exploration Agreement with Inco Limited
---------------------------------------

In December 2003, North American Palladium entered into an option and joint venture agreement with Inco Limited on various mining claims in the immediate vicinity of Inco's Shebandowan mine. The Inco properties are known as Haines and Conacher, with the former being adjacent to North American Palladium's precious and base metals properties in the Haines Township west of Thunder Bay, Canada. Under the terms of the agreement, the Company can earn a 50% interest in the Inco properties by spending C$2.0 million and making payments to Inco totaling C$100,000 over the next four years. North American Palladium will be operator during the initial option period and thereafter so long as the Company has a 50% interest in the properties.

Exploration work on the combined Haines and Conacher properties will figure prominently in the Company's 2004 exploration program. This activity is expected to include significant geological mapping, deep penetrating geophysics and follow up drilling on last year's surface discoveries on the adjoining North American Palladium property.

North American Palladium continues to advance its strategy of acquiring and exploring mineral properties with the potential to host world-class base and precious metal deposits, and seeks joint venture partners having mineral properties mainly in Canada and North America.

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NORTH AMERICAN PALLADIUM'S LAC DES ILES MINE is Canada's only primary producer of platinum group metals and is one of the largest open pit bulk mineable palladium reserves in the world. PALLADIUM use in the auto industry continues to be an important component in controlling exhaust emissions as mandated by more stringent hydrocarbon emissions standards for cars, particularly in the United States, Europe and Japan. In addition, palladium is consumed in the dental, electronics, jewellery and chemical sectors.

For further information contact:

Andre J. Douchane - President & CEO
Tel: (416) 360-2656 E-mail: ADOUCHANE@NAPALLADIUM.COM

George D. Faught - Vice President Finance & CFO
Tel:  (416) 360-2650 E-mail: GFAUGHT@NAPALLADIUM.COM

Douglas H. Bache - Treasurer, Corporate Development & Investor Relations
Tel:  (416) 360-2651 E-mail: DBACHE@NAPALLADIUM.COM

Toronto Office:
---------------
130 Adelaide Street West, Suite 2116
Toronto, Ontario  M5H 3P5
Tel: (416) 360-7590
Fax: (416) 360-7709


Forward-Looking Statements - Certain statements included in this news release are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. They include estimates and statements that describe the Company's future plans, objectives and goals, including words to the effect that the Company or management expects a stated condition or result to occur. Such forward-looking statements involve inherent risks and uncertainties and other factors that may cause the actual results or performance to differ materially from those currently anticipated in such statements. Important factors that could cause actual results to differ materially from those currently anticipated are described in the Company's most recent Annual Report under "Management's Discussion and Analysis of Financial Results" and Annual Information Form under "Risk Factors" on file with the U.S. Securities and Exchange Commission and Canada provincial securities regulatory authorities. The Company disclaims any obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise.


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News Release, January 6, 2004        Page 2        North American Palladium Ltd.